SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2019

Commission File No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statement under the Securities Act of 1933, as amended, of the registrant: Form F-10 (File No. 333-221898).

Explanatory Note

TransCanada PipeLines Limited (“TransCanada PipeLines”) is a wholly owned subsidiary of TransCanada Corporation (“TransCanada”). TransCanada PipeLines is relying on the continuous disclosure documents filed by TransCanada pursuant to an exemption from the requirements of National Instrument 51-102 - Continuous Disclosure Obligations and as provided in the decision of the Alberta Securities Commission and Ontario Securities Commission in Re TransCanada Corporation, 2019 ABASC 1, issued on January 3, 2019. Consistent with the exemptive relief, information contained in this Form 6-K is that provided by TransCanada.

EXHIBIT INDEX

99.1	Management Information Circular of TransCanada Corporation dated February 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2019	TRANSCANADA PIPELINES LIMITED

	By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President and Chief Financial Officer

	By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller